REXAM

RECEIVED

2007 JAN 26 A 10:51

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Finance
Mail Stop 3-4
Securities & Exchange Commission
450 5th Street NW
Washington DC 20549
USA

07020596

DIRECT
TEL 020 7227 4132
FAX 020 7227 4139

18 January 2007

SUPPL

FILE NO. 82-3

Dear Sirs

Rexam PLC

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Rexam PLC, File number 82-3.

Yours faithfully

Jennifer Smith
Deputy Company Secretary

PROCESSED
JAN 30 2007
THOMSON FINANCIAL

dlw 1/29

REXAM PLC
4 MILLBANK
LONDON SW1P 3XR
UNITED KINGDOM
TEL +44 (0)20 7227 4100
FAX +44 (0)20 7227 4109
www.rexam.com

REXAM

investors

FILE NO 82-3

Homepage / Corporate / Investors / News

Latest News

17 January 2007

Leslie Van de Walle joins Rexam Board

Rexam, the global consumer packaging company and the world's leading beverage can maker confirms, further to the announcement on 19 September 2006, that Leslie Van de Walle has joined the Board today as an executive director. Leslie Van de Walle will succeed Lars Emilson as Chief Executive on 1 February 2007 when Lars retires from the Board.

Enquiries +44 20 7227 4100
Jonathan Thornton, Head of Group Communications

Financial Dynamics +44 20 7269 7291
Richard Mountain

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